SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF OCTOBER 2006

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and Form S-8 Registration Statement File No. 33-71822.

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                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: October 30, 2006

                                 LANOPTICS LTD.
                                1 HATAMAR STREET
                              YOKNEAM 20692, ISRAEL

                           --------------------------

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                DECEMBER 12, 2006

TO THE SHAREHOLDERS OF LANOPTICS LTD.:

     NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the "Meeting") of LanOptics Ltd. (the "Company"), will be held on Tuesday, December 12, 2006 at 11:00 a.m., local time, at the principal executive offices of the Company at the above address (the telephone number at that address is +972-4-9596666) for the following purposes:

     (1) To elect three directors to serve until the Company's 2007 Annual General Meeting of Shareholders;

     (2) To elect one outside director for an initial three-year term expiring at the Company's 2009 Annual General Meeting of Shareholders;

     (3) To authorize the future Chairman of the Company's Board of Directors to serve as both Chairman of the Company's Board of Directors and the Chief Executive Officer of the Company's subsidiary E.Z. Chip Technologies Ltd. for up to three years following the Meeting;

     (4) To ratify and approve an amendment to the Company's 2003 Israeli Share Option Plan providing for the grant of restricted share units as well as options, and increasing the number of shares available for future awards under the plan;

     (5) Subject to the approval of Proposal 4, to approve the grant of options or restricted share units to the non-employee directors of the Company (including outside directors);

     (6) To ratify the grant to one of the Company's directors, who is the Chief Executive Officer of EZchip, of options to acquire shares of EZchip;

     (7) To approve an amendment to the terms of options granted to two of the Company's outgoing directors, providing for an extension of the exercise period of the options; and

     (8) To ratify the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of the Company for the year ending December 31, 2006, and to authorize the compensation of such independent registered public accountants; and to review and discuss the Company's consolidated financial statements for the fiscal year ended December 31, 2005.

RECORD DATE

Only shareholders who hold Ordinary Shares, nominal value NIS 0.02, of the Company at the close of business on November 3, 2006 (the "Record Date") will be entitled to notice of, and to vote at, the Meeting and any adjournments thereof.

According to the Companies Law Regulations (Confirmation of Ownership of Shares for Voting in the General Meeting), 2000, if a shareholder holds shares through a TASE Member (as defined below) and the shares are registered in the name of such TASE Member on the books of the Company's registration company, the shareholder may provide to the Company, prior to the Meeting, a certification confirming his ownership of the shares on the Record Date. Such certification may be obtained at the TASE Member's offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; PROVIDED that the shareholder's request shall have been submitted with respect to a specific securities account.

All shareholders of record on the Record Date are cordially invited to attend and vote at the Meeting in person or by proxy, pursuant to the Company's Articles of Association.

Shareholders may sign and return proxy cards to the Company no later than at the close of business in New York City, New York, on December 8, 2006.

Shareholders may send statements of position to the Company no later than November 13, 2006

VOTE REQUIRED

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of proposals (1) through (8) above. In addition, the approval of proposals (2) and (3) requires that the shareholder approval include at least one-third, in respect of proposal (2), and two-thirds, in respect of proposal (3), of the shares (other than shares held by the Company's controlling shareholders, if any) that are present, in person or by proxy, and voting at the Meeting or, alternatively, the total shareholdings of the shareholders who are not controlling shareholders of the Company and who vote against these proposals must not represent more than one percent of the voting rights in the Company.

REVIEW OF DOCUMENTS

Shareholders may review the full version of the foregoing items of business and the Proxy Statement, which includes the full version of the proposed resolutions and a proxy card, at the principal executive offices of the Company located at 1 Hatamar Street, Yokneam 20692, Israel, upon prior notice and during regular working hours (tel no.: +972-4-9596666) until the Meeting date. A copy of the Proxy Statement will also be available at the following websites: http://www.tase.co.il/tase/ or http://www.magna.isa.gov.il (the "Distribution Sites").

Each member of The Tel-Aviv Stock Exchange Ltd. (a "TASE Member") shall e-mail, upon request and without charge, a link to the Distribution Sites, to each shareholder who is not listed in the Company's shareholder register and whose shares are held through the TASE Member, PROVIDED that each shareholder's request shall have been submitted (a) with respect to a specific securities account, and (b) prior to the Record Date.